Q4 and Fiscal 2011 Performance Supplement to February 29, 2012 Press Release, Prepared Remarks & Conference Call

Safe Harbor Statement This presentation contains forward - looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward - looking statements. Important factors that could cause or contribute to such differences are detailed in documents we file from time to time with the United States Securities and Exchange Commission. Forward - looking statements in this presentation are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995 . These statements include descriptions regarding the Company’s plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. These statements can be recognized by the use of words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” potential” or “continue,” the negative of these terms and other comparable terminology. Such forward - looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, including those described under “Risk Factors” in the Company’s Form 20 - F, that may cause the Company’s actual results, performance or achievements to differ materially from those set forth in the forward - looking statements as a result of various factors and assumptions. The Company has no obligation and does not undertake to revise forward - looking statements to reflect future events or circumstances. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of SodaStream or of those other companies. 1

Non - IFRS Financial Measures 2 This presentation contains certain non - IFRS measures, including Adjusted net income (“Adjusted net income”), Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”). Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the Share - Based Compensation Expense and for the impact of the discontinued management fees. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the Share - Based Compensation Expense and of the discontinued management fees. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the Share - Based Compensation Expense and for the impact of the discontinued management fees. The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which excludes the Share - Based Compensation Expense and the discontinued management fees, should be considered in evaluating the Company’s operations since they provide a clearer indication of the Company’s operating results going forward. These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non - IFRS measures included in this presentation have been reconciled to the IFRS results in the tables included at the end of this presentation.

Financial Highlights - Q4 2011 3 Q4 2011 % Change Total Revenues € 66.1 million +32% Soda Maker Units 767,000 +8% Flavor Units 4.6 million +24% CO 2 Refill Units 3.4 million +27% Adjusted EBITDA € 6.9 million +13% Adjusted Net Income € 5.1 million +21% Adjusted EPS* € 0.25 ($0.32) flat *Based on 20.8 million weighted shares outstanding vs. 17.1 million in Q4 2010

Financial Highlights - Fiscal 2011 4 FY 2011 % Change Total Revenues € 222.7 million +39% Soda Maker Units 2.7 million +41% Flavor Units 18.9 million +36% CO 2 Refill Units 13.3 million +29% Adjusted EBITDA € 31.4 million +67% Adjusted Net Income € 25.3 million +95% Adjusted EPS * € 1.23 ($1.60) +34% *Based on 20.6 million weighted shares outstanding vs. 14.7 million in FY2010

Fiscal 2012 Guidanc e 5 Revenues growth of approximately 28% over 2011 revenue of € 222.7 million ($289.0 million) Net income growth of approximately 42% over 2011 net income of € 21.2 million ($27.5 million) Adjusted net income growth of approximately 35% over 2011 adjusted net income of € 25.3 million ($32.9 million )

6 Strong Quarterly Revenues Growth 21.5 24.3 27.7 31.5 30.2 38.5 42.0 50.0 45.1 53.3 58.3 66.1 € 0 € 10 € 20 € 30 € 40 € 50 € 60 € 70 Q1 Q2 Q3 Q4 2009 2010 2011 Quarterly Revenues 2009 - 2011 (in € Million)

7 Soda Maker Unit Sales 184 203 285 385 297 463 449 712 592 634 717 767 0 100 200 300 400 500 600 700 800 Q1 Q2 Q3 Q4 2009 2010 2011 Quarterly Soda Maker Unit Sales 2009 - 2011 (in thousands)

8 CO2 Refill Unit Sales 1.9 2.1 2.2 2.3 2.3 2.5 2.8 2.7 2.9 3.4 3.6 3.4 - 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 Q1 Q2 Q3 Q4 2009 2010 2011 Quarterly Refill Unit Sales 2009 - 2011 (in millions)

9 1.4 1.7 2.0 2.2 3.0 3.1 4.1 3.7 3.8 6.1 4.4 4.6 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 Q1 Q2 Q3 Q4 2009 2010 2011 Flavor Unit Sales Quarterly Flavor Unit Sales 2009 - 2011 (in millions)

Strong Annual Revenues Growth 10 105.0 160.7 222.7 € 0 € 50 € 100 € 150 € 200 € 250 2009 2010 2011 Annual Revenues 2009 - 2011 (in € Million) Compound Two Year Annual Growth Rate of 46%

Adjusted Net Income Growth 11 € 7.7 € 13.0 € 25.3 2009 2010 2011 Annual Adjusted Net Income 2009 - 2011 (in € Million) Compound Two Year Annual Growth Rate of 82%

Adjusted EBITDA Growth 12 € 13.2 € 18.8 € 31.4 2009 2010 2011 Annual Adjusted EBITDA 2009 - 2011 (in € Million) Compound Two Your Annual Growth Rate of 54%

Strong and Expanding U.S. Rollout 13 2008 2009 2010 2011 + 5,475 9 , 500 +2,120 4,025 + 1 , 590 1 , 905 315 Incremental Total Doors

14 U.S. Retail Locations as of December 2011 Approximately 9,500 U.S . retail doors

15 U.S. CO 2 Exchange Locations as of December 2011 Approximately 5 , 000 CO 2 Exchange Locations

16 One of “ America’s Hottest Brands ”

Expanding Consumer Choice - Soda Makers 17

Colorado Premium 18 Electric - Powered

Expanding Consumer Choice – Flavors 19

20

Holiday Retail 21 Bed Bath & Beyond Holiday Circular and Bridal Book

22 Macy’s Holiday Catalog

23 6 th Avenue, NYC

24

U.K. 25

South Africa

Spain

France

Japan

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of									
In thousands (net income per share amounts in units)									
Twelve months ended December 31									
	2010				2011				2011
	Reported (Unadjusted)	Mgmt Fee (*)	Share based Payment	Adjusted	Reported (Unadjusted)	Mgmt Fee (*)	Share based Payment	Adjusted	Convenience Translation into USD (Adjusted)
	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	euro	euro	euro	euro	euro	euro	euro	euro	$
Revenues	160,652			160,652	222,734			222,734	288,953
Cost of revenues	74,059			74,059	101,291			101,291	131,405
Gross profit	86,593			86,593	121,443			121,443	157,548
Operating expenses									
Sales and marketing	57,057			57,057	76,443			76,443	99,170
General and administrative	18,536	-2,290	-1,004	15,242	22,993	-	-4,154	18,839	24,440
Other income, net	-198			-198	-122			-122	-158
Total operating expenses	75,395	-2,290	-1,004	72,101	99,314	-	-4,154	95,160	123,452
Operating income	11,198	2,290	1,004	14,492	22,129	-	4,154	26,283	34,096
Interest expense (income), net	1,467			1,467	-1,176			-1,176	-1,526
Other financial income, net	-1,766			-1,766	-482			-482	-625
Total financial income, net	-299			-299	-1,658			-1,658	-2,151
Income before income taxes	11,497	2,290	1,004	14,791	23,787	-	4,154	27,941	36,247
Income taxes	1,769			1,769	2,600			2,600	3,373
Net income for the period	9,728	2,290	1,004	13,022	21,187	-	4,154	25,341	32,874
	euro	euro	euro	euro	euro	euro	euro	euro	$
Net income per share	euro			euro	euro			euro	$
Basic	1.21			1.62	1.08			1.3	1.69
Diluted	0.69			0.92	1.03			1.23	1.6
Weighted average number of shares									
Basic	8,026			8,026	19,553			19,553	19,553
Diluted	14,680			14,680	20,572			20,572	20,572

(*) Fortissimo Capital was entitled to receive management fee from the Company. The aforementioned entitlement was terminated as of the closing of the IPO (November 8, 2010).

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

In thousands (net income per share amounts in units)

Three months ended December 31

	2010				2011				2011
	Reported (Unadjusted)	Management fee(*)	Share based payment	Adjusted	Reported (Unadjusted)	Management fee(*)	Share based payment	Adjusted	Convenience Translation into USD (Adjusted)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	euro	euro	euro	euro	euro	euro	euro	euro	$
Revenues	50,002			50,002	66,051			66,051	85,688
Cost of revenues	22,832			22,832	28,173			28,173	36,549
Gross profit	27,170			27,170	37,878			37,878	49,139
Operating expenses									
Sales and marketing	18,938			18,938	28,083			28,083	36,432
General and administrative	4,648	-88	-684	3,876	5,721	-	-1,040	4,681	6,073
Other income, net	-106			-106	-29			-29	-38
Total operating expenses	23,480	-88	-684	22,708	33,775	-	-1,040	32,735	42,467
Operating income	3,690	88	684	4,462	4,103	-	1,040	5,143	6,672
Interest expense (income), net	399			399	-251			-251	-326
Other financial expense (income), net	-932			-932	17			17	22
Total financial income, net	-533			-533	-234			-234	-304
Income before income taxes	4,223	88	684	4,995	4,337	-	1,040	5,377	6,976
Income taxes	740			740	236			236	306
Net income for the period	3,483	88	684	4,255	4,101	-	1,040	5,141	6,670
	euro	euro	euro	euro	euro	euro	euro	euro	$
Net income per share	euro			euro	euro			euro	$
Basic	0.26			0.32	0.2			0.26	0.34
Diluted	0.21			0.25	0.2			0.25	0.32
Weighted average number of shares									
Basic	13,417			13,417	20,081			20,081	20,081
Diluted	17,128			17,128	20,826			20,826	20,826

(*) Fortissimo Capital was entitled to receive management fee from the Company. The aforementioned entitlement was terminated as of the closing of the IPO (November 8, 2010).